Filed pursuant to Rule 424(b)(3)

Registration No. 333-286294

PROSPECTUS SUPPLEMENT NO. 20

(to Prospectus dated April 11, 2025)

Fold Holdings, Inc.

49,161,055 Shares of Common Stock

925,590 SATS Warrants to Purchase Shares of Common Stock

12,434,658 Shares of Common Stock Issuable Upon Exercise of the Public Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 11, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286294). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the symbols “FLD” and “FLDDW,” respectively. The last reported sales price of our Common Stock and Warrants on the Nasdaq Stock Market LLC on March 16, 2026 were $1.24 per share of Common Stock and $0.13 per Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and other risk factors contained in the documents incorporated by reference therein, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2026

Fold Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41168	86-2170416
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2942 North 24th Street, Suite 115, #42035 Phoenix, Arizona	85016
(Address of principal executive offices)	(Zip Code)

(866) 365-3277

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FLD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FLDDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On March 17, 2026, Fold Holdings, Inc. issued a press release announcing its financial and operational results for the fiscal year and fourth quarter ended December 31, 2025. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein in its entirety by reference.

Limitation on Incorporation by Reference. The information furnished in this Item 2.02, including the press release attached hereto as Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as set forth by specific reference in such a filing.

Cautionary Note Regarding Forward-Looking Statements. Except for historical information contained in the press release attached as Exhibit 99.1 hereto, the press release contains forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Please refer to the cautionary note in the press release regarding these forward-looking statements.

Item 7.01. Regulation FD Disclosure.

The information set forth under Item 2.02 is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Fold Holdings, Inc., dated March 17, 2026.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Fold Holdings, Inc.

Date: March 17, 2026	By:	/s/ Will Reeves
	Name:	Will Reeves
	Title:	Chief Executive Officer

Fold Holdings, Inc. (NASDAQ: FLD)

Announces Fourth Quarter and Full Year 2025 Results

2025 Revenue: $31.8 million, 34% YoY increase

2025 Transaction Volumes of $960 million, 46% YoY increase

Launch of Fold Bitcoin Credit Card and Enterprise Services

Retired convertible notes, Streamlined capital for growth

PHOENIX – March 17, 2026

Fold Holdings, Inc. (NASDAQ: FLD) (“Fold”, “we”, or “our”), the first publicly traded bitcoin financial services company, today announced financial results for the fourth quarter and full year ended December 31, 2025.

FY 2025 Financial Highlights

●
Revenue: $31.8 million; 34% YoY increase
●
Operating Loss: ($27.7) million
●
Adjusted EBITDA2 (Loss): ($17.2) million
●
Loss Per Share: ($1.65) per share
●
Adjusted EBITDA (Loss) Per Share2: ($0.41) per share
●
Bitcoin Investment Treasury Holdings1: 1,527 BTC

FY 2025 Key Operating Metrics

●
Total Transaction Volume: $960 million; 46% YoY increase
●
Total Verified Accounts: ~84,000, +13,000 new in the year

Q4 2025 Financial Highlights

●
Revenue: $9.1 million; 8% YoY increase
●
Operating Loss: ($6.0) million
●
Adjusted EBITDA2 (Loss): ($4.1) million

Q4 2025 Key Operating Metrics

●
Total Transaction Volume: $215 million; 3% YoY decrease
●
Total Verified Accounts: ~84,000, +2,000 new in the quarter

CEO Commentary

“We closed our first full year as a public company with strong execution against the goals we set coming into 2025,” said Fold Chairman and CEO Will Reeves. “In the fourth quarter, revenue was $9.1 million, up 8.2% year-over-year, and for full year 2025 revenue was $31.8 million, up 34% year-over-year. We continued to add customers and expand our platform while building the foundation to scale a Bitcoin-native financial services ecosystem across multiple interconnected product lines.”

Mr. Reeves continued, “The most important milestone reached since we last spoke was the launch of the Fold Bitcoin Rewards Credit Card, which began last week with a select launch of the card. The internal team members who worked so hard to bring the card to life were the first to be underwritten and receive their credit lines. This is expected to be followed by a rollout to the loyal customers and fans at the top of our waitlist in the near future. The credit card is a product we believe can have a significant impact on Fold. The card offers up to 4% back on purchases with no categories, and up to 10% back through our rewards network across leading brands, and it is powered by industry leaders Visa and Stripe. More than a new product, it should meaningfully expand our addressable market and strengthen the ecosystem by increasing share of wallet, improving unit economics, and accelerating cross-sell across debit, credit, merchant rewards, exchange, and gift cards.”

“Our second major product milestone this quarter was the launch of Fold for Business, an entirely new enterprise service. Partnered with Fold, companies can now include Bitcoin into payroll, bonuses, and corporate financial programs. We’ve already seen the power of our first product in this line, the Bitcoin Bonus Program, through our flagship partnership with Steak ‘n Shake, in which their thousands of employees can receive Bitcoin bonuses powered by Fold. We look to initiate many more partnerships through the year.”

He added, “We strengthened our capital structure by eliminating and extinguishing our two outstanding convertible debt instruments. This simplifies the balance sheet, removes structural overhang, and directs financing solely to the growth of our operating businesses. Importantly, it’s a clear directive that Fold’s focus is on supporting and expanding our operations and that the company is not a digital asset treasury vehicle. Fold has a collection of innovative products servicing a market which is growing at an extraordinary speed. We believe maximizing this opportunity will create far more value for our shareholders than simply stacking bitcoin.”

Mr. Reeves concluded, “With the credit card now live, the launch of an enterprise product, and a cleaner capital structure in place, 2026 is about scaling what we’ve built across customer acquisition, engagement, cross-sell, and retention. We’re confident in our direction, focused on execution, and excited for the year ahead.”

Strategic & Business Updates:

●
Limited Launch of Fold Bitcoin Rewards Credit Card
o
Card significantly expands Fold’s total addressable market and allows for greater share of wallet with existing users
o
Traditional unsecured credit card - spend USD, earn bitcoin rewards
o
Powered by Visa and Stripe
o
Base rewards rate of 1.5%, up to 4.0% for qualifying activities
●
Fold Bitcoin Gift Card
o
Low cost, high reach customer acquisition strategy
o
Available online (Fold App, foldapp.com, giftcards.com, etc.)
o
Available in store (~2,000 Kroger brand locations)
o
Program is expected to expand to additional partners in 2026; currently in active discussions with other US based retailers
●
Fold For Business
o
Service launched in Q1 2026
o
Allows businesses to integrate Bitcoin into payroll, bonuses, and other corporate financial programs for their employees, and to build corporate treasury programs
o
Enterprise partners will engage with Fold through annual SaaS-style contracts
o
Inaugural program with Steak ‘n Shake allows all of their employees to receive Bitcoin bonuses powered by Fold’s financial platform
o
Program is expected to expand to additional partners in 2026

2026 Full Year Outlook

●
Growth drivers are expected to include the broader rollout of the Fold Credit Card, continued expansion of consumer products, and the growth of the newly launched enterprise business
●
Given the recent limited launch of the credit card, the company is currently not providing specific revenue figures.

Earnings Call and Webcast Information:

Fold will host a conference call at 5:00 p.m. Eastern Time today, which will include a brief discussion of results followed by a question-and-answer period. To participate in this event, please log on or dial in approximately 5 minutes before the beginning of the call.

Date: March 17, 2026

Time: 5:00 p.m. ET

Participant Call Links:

●
Live Webcast: Link
●
Dial-in Registration Link: Link
●
A replay of the call will be archived at https://investor.foldapp.com

Footnotes

1 Fold’s Bitcoin Investment Treasury is 827 BTC as of March 17, 2026, and was 1,527 BTC as of December 31, 2025.

2 Adjusted EBITDA and Adjusted EBITDA Per Share are financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) (a “Non-GAAP Financial Measure”). Please see “Non-GAAP Financial Measures” at the end of this press release.

About Fold:

Fold (NASDAQ: FLD) is the first publicly traded bitcoin financial services company, making it easy for individuals and businesses to earn, save, and use bitcoin. Fold is at the forefront of integrating bitcoin into everyday financial experiences. Through innovative products like the Fold App, Fold Bitcoin Gift Card™, and Fold Debit Card™, the company is building the bridge between traditional finance and the bitcoin-powered future.

Forward-Looking Statements:

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements may be identified by the use of words such as “may,” “could,” “would,” “should,” “predict,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include statements regarding the rollout, development and expected effect of Fold’s credit card program, the development and adoption of Fold’s gift card and enterprise program, Fold’s treasury strategy, revenue, and transaction volume growth, and the potential success of Fold’s overall market, product and growth strategies. These statements are based on assumptions and on the current expectations of Fold’s management and are not predictions of actual performance. Many actual events and circumstances are beyond the control of Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions, including but not limited to changes in the acceptance of bitcoin; (ii) our continued ability to implement business plans; (iii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; (iv) volatility in the market price of bitcoin; (v) access to and reliance on funding for our products, including the credit card, and general operations; (vi) access to and reliance on third parties for their services related to certain of our products, including risks relating to Fold having a single custodian for our bitcoin; (vii) reliance on banking partners which are subject to complex and demanding regulations and compliance standards; and (viii) those risks and uncertainties discussed in Fold Holdings, Inc.’s filings with the Securities and Exchange Commission. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While Fold may elect to update these forward-looking statements at some point in the future, Fold specifically disclaims any obligation to do so, except as required by law.

Fold Holdings, Inc. Balance Sheets

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$7,652,203	$18,330,359
Accounts receivable, net	728,001	451,455
Inventories	478,045	262,813
Digital assets - rewards treasury	6,872,869	8,569,651
Prepaid expenses and other current assets	2,384,684	687,100
Total current assets	18,115,802	28,301,378
Digital assets - investment treasury	133,658,791	93,568,700
Capitalized software development costs, net	1,393,752	1,000,065
Deferred transaction costs	-	2,784,893
Other non-current assets	299,309	-
Total assets	$153,467,654	$125,655,036

Liabilities and stockholders' equity (deficit)
Current liabilities
Accounts payable	$704,789	$1,113,552
Accrued expenses and other current liabilities	3,166,186	71,858
December 2024 convertible note, net	-	11,752,905
Credit facility	10,000,000	-
Customer rewards liability	6,872,869	8,569,651
Deferred revenue	366,252	387,776
Total current liabilities	21,110,096	21,895,742
Deferred revenue, long-term	-	487,690
June 2025 convertible note, net	21,469,675	-
March 2025 convertible note - related party	47,207,556	-
Simple Agreements for Future Equity (“SAFEs”)	-	171,080,533
Other non-current liabilities	689,680	-
Total liabilities	90,477,007	193,463,965
Commitments and contingencies (Note 13)
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value; 20,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2025 and 10,204,880 shares issued and outstanding at December 31, 2024	-	1,020
Common stock, $0.0001 par value; 600,000,000 shares authorized, 48,477,883 shares issued and 48,419,266 shares outstanding at December 31, 2025 and 5,836,882 shares issued and outstanding at December 31, 2024	4,849	584
Additional paid-in-capital	233,924,782	33,537,989
Accumulated deficit	(170,938,984)	(101,348,522)
Total stockholders’ equity (deficit)	62,990,647	(67,808,929)
Total liabilities and stockholders’ equity	$153,467,654	$125,655,036

Fold Holdings, Inc. Statements of Operations

	Year Ended December 31,
	2025	2024
Revenues, net	$31,793,673	$23,753,148

Operating expenses
Banking and payment costs	28,662,586	22,472,378
Custody and trading costs	1,024,452	228,080
Compensation and benefits	17,691,784	3,225,179
Marketing expenses	1,709,641	493,900
Professional fees	5,410,925	1,855,131
Amortization expense	557,982	292,266
(Gain) loss on customer rewards liability	(798,493)	5,219,775
(Gain) loss on digital assets - rewards treasury	394,271	(5,633,042)
Other selling, general and administrative expenses	4,871,495	1,413,402
Total operating expenses	59,524,643	29,567,069
Operating loss	(27,730,970)	(5,813,921)

Other income (expense)
Gain (loss) on digital assets - investment treasury	(9,238,234)	29,247,576
Change in fair value of SAFEs	(7,197,168)	(88,372,854)
Change in fair value of convertible note	(928,056)	-
Convertible note issuance costs and fees	(9,569,109)	-
Loss on extinguishment of debt	(9,612,199)	-
Interest expense	(5,708,045)	(234,035)
Other income	394,791	91,848
Other expense, net	(41,858,020)	(59,267,465)

Net loss before income taxes	(69,588,990)	(65,081,386)
Income tax expense (benefit)	1,472	7,400
Net loss	$(69,590,462)	$(65,088,786)

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.65)	$(11.15)
Weighted-average common shares outstanding:
Basic and diluted	42,218,965	5,836,882

Fold Holdings, Inc. Statements of Cash Flows

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(69,590,462)	$(65,088,786)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	557,982	292,266
Loss (gain) on digital assets - rewards treasury	394,271	(5,633,042)
(Gain) loss on digital assets - investment treasury	9,238,234	(29,247,576)
(Gain) loss on customer rewards liability	(798,493)	5,219,775
Change in fair value of convertible note	928,056	-
Convertible note issuance costs and fees	9,569,109	-
Loss on extinguishment of debt	9,612,199	-
Amortization of debt issuance costs	236,305	-
Amortization of debt discount and premium	480,357	187,368
Change in fair value of SAFEs	7,197,168	88,372,854
Share-based compensation expense	9,969,112	-
Increase (decrease) in cash resulting from changes in:
Accounts receivable, net	(276,546)	173,448
Inventories	(215,232)	(133,619)
Prepaid expenses and other current assets	656,823	(176,949)
Accounts payable	(408,763)	753,335
Accrued expenses and other current liabilities	3,764,649	137,482
Customer reward liability	2,385,070	1,965,037
Deferred revenue	(509,214)	(136,544)
Other non-current liabilities	689,680	-
Net cash used in operating activities	(16,119,695)	(3,314,951)

Cash flows from investing activities
Purchases of digital assets	(8,015,269)	(1,880,563)
Proceeds from sales of digital assets	-	104,868
Payments for capitalized software development costs	(951,669)	(738,565)
Net cash used in investing activities	(8,966,938)	(2,514,260)

Cash flows from financing activities
Proceeds from issuance of convertible note and warrants, net	-	18,925,000
Proceeds from recapitalization	804,600	-
Payments of deferred IPO costs	(652,013)	-
Proceeds received from SAFE financings	-	8,000,000
Payment of debt issuance costs	(113,320)	(2,610,099)
Proceeds from issuance of common stock	4,369,210	(1,646,875)
Proceeds from credit facility	10,000,000	-
Net cash provided by financing activities	14,408,477	22,668,026

Net (decrease) increase in cash and cash equivalents	(10,678,156)	16,838,815
Cash and cash equivalents, beginning of period	18,330,359	1,491,544
Cash and cash equivalents, end of period	$7,652,203	$18,330,359

Non-cash investing and financing activities
Proceeds from SAFE financings received in digital assets	$-	$64,106,134
Deferred IPO costs included in accounts payable	-	174,794
Non-cash payment of interest with common stock	1,860,011	-
Distributions of digital assets to fulfill customer reward redemptions	3,283,359	3,948,545
Distributions of digital assets to satisfy other current obligations	671,621	91,566
Recapitalization	173,019,904	-
Proceeds from convertible debt received in digital assets - related party	43,965,525	-
Change in fair value of Series C Warrants included in loss on extinguishment	498,771	-
Non-cash issuance of placement shares	353,250
Non-cash amortization of deferred issuance costs	53,941
Distributions of digital assets for prepaid interest - related party	2,313,975	-
Supplemental disclosure of cash flow information
Cash paid during the period for interest expense related to the credit facility	51,181	-
Cash paid during the period for income taxes	6,139	3,110

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to net loss and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) to monitor the financial health of our business. Adjusted EBITDA is defined as net loss, excluding (i) interest expense, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization, (iv) share-based compensation, (v) remeasurement gains and losses such as fair value remeasurements on our digital assets, convertible notes, and SAFE notes, and (vi) impairments, restructuring charges, and business acquisition- or disposition-related expenses that we believe are not indicative of our core operating results. This non-GAAP financial information has limitations as an analytical tool when assessing our operating performance, is presented for supplemental informational purposes only, should not be considered in isolation or as a substitute for, or superior to, financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies.

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items are unpredictable, are not driven by core results of operations, and/or render comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of core operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net loss:

	Year Ended December 31,
	2025	2024
Net loss	$(69,590,462)	$(65,088,786)
Add:
Interest expense	5,708,045	(234,035)
Income tax expense (benefit)	1,472	7,400
Amortization expense	557,982	292,266
Share-based compensation expense	9,969,081	-
(Gain) loss on customer rewards liability	(798,493)	5,219,775
(Gain) loss on digital assets - rewards treasury	394,271	(5,633,042)
(Gain) loss on digital assets - investment treasury	9,238,234	(29,247,576)
Change in fair value of SAFEs	7,197,168	88,372,854
Change in fair value of convertible note	928,056	-
Convertible note issuance costs and fees	9,569,109	-
Loss on extinguishment of debt	9,612,199	-
Adjusted EBITDA	$(17,213,338)	$(6,311,144)

	Year Ended December 31,	Year Ended December 31,
	2025	2024
Adjusted EBITDA (Loss)	$(17,213,338)	$(6,311,144)
Weighted-average shares used to compute basic and diluted net loss per share	42,218,965	5,836,882

Adjusted EBITDA (Loss) per share attributable to common stockholders:
Basic and diluted	$(0.41)	$(1.08)

For investor and media inquiries, please contact:

Investor Relations:
OG Advisory Group

Samir Jain, CFA

FoldIR@orangegroupadvisors.com

Media:

Elev8 New Media

Jessica Starman, MBA

Media@foldapp.com